FB 3/5

CM 3/17

RECEIVED FEB 27 2004 PROCESSING SEC MAIL SECTION 188 WASH., D.C.

SECURITIES A... ON
W...

04003325

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number 3235-0123
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SEC FILE NUMBER
8- 48994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Northland Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 South 7th Street, Suite 2500
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Nitzsche **(612) 851-5900**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED MAR 22 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

MN

OATH OR AFFIRMATION

I, Randy Nitzsche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northland Securities, Inc. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BEVERLY LAWLESS
NOTARY PUBLIC—MINNESOTA
MY COMMISSION EXPIRES
JANUARY 31, 2005

Beverly Lawless
Notary Public

Randy Nitzsche
Signature

Chief Operating Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Auditors report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHLAND SECURITIES, INC.
AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENT
AND SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT
Years Ended December 31, 2003 and 2002

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders

NORTHLAND SECURITIES, INC. AND SUBSIDIARY

We have audited the accompanying consolidated statement of financial condition of Northland Securities, Inc. and subsidiary as of December 31, 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Northland Securities, Inc. and subsidiary as of December 31, 2002, were audited by other auditor's, Schweitzer Karon & Bremer, LLC whose members became shareholders of Mayer Hoffman McCann P.C. as of January 1, 2004, and whose report dated February 19, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northland Securities, Inc. and subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 19, 2004

NORTHLAND SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 1,638,985	$ 1,447,797
Clearing deposit	250,534	100,156
Receivable from clearing organization	1,144,822	953,148
Securities inventory, at market	3,588,720	1,733,963
Accounts receivable	64,745	102,504
Property, Plant and Equipment, at cost, less accumulated depreciation	297,243	213,373
Other assets	339,425	312,029
TOTAL ASSETS	$ 7,324,474	$ 4,862,970
LIABILITIES		
Accounts payable, trade	$ 176,371	$ 250,945
Accrued expenses	798,999	370,851
Accrued income taxes	645,200	5,000
Deposits	-	122,900
Securities sold, not yet purchased	180,132	83,532
TOTAL LIABILITIES	1,800,702	833,228
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Class A common stock, par value $.01, authorized 9,000,000 shares, issued and outstanding 1,852,000 and 1,692,000 shares	18,520	16,920
Class B common stock, par value $.01, authorized 10,000,000 shares, issued and outstanding 200,000 shares	2,000	2,000
Undesignated stock, 10,000,000 shares authorized		
Additional paid-in capital	4,442,195	4,043,795
TOTAL CAPITAL CONTRIBUTED	4,462,715	4,062,715
RETAINED EARNINGS (DEFICIT)	1,061,057	(32,973)
TOTAL STOCKHOLDERS' EQUITY	5,523,772	4,029,742
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 7,324,474	$ 4,862,970

See Notes to Financial Statements

NORTHLAND SECURITIES, INC. AND SUBSIDIARY
NOTES CONSOLIDATED TO FINANCIAL STATEMENTS

Note 1. Nature of Business, Financial Instruments With Off-Balance Sheet Risk, and Significant Accounting Policies

Nature of business:

Northland Securities, Inc. ("Northland") and its subsidiary Northland Networks, Inc. (collectively, "the Company") are principally engaged in providing securities brokerage, investment banking, and related financial services to individuals, institutions, corporations and municipalities. Northland Networks, Inc. provides consulting services to private parties and institutions seeking to obtain commercial lending arrangements or participation in a financing arrangement. The consolidated financial statements include the accounts of the parent and its subsidiary. All material intercompany balances and transactions have been eliminated.

Northland was incorporated in the State of Minnesota in 1995, and operated as Oracle Investments, Inc. until September 2002, at which time, under new ownership and management, the Company changed its name to Northland Securities, Inc. The Company expanded and changed its operations by adding additional brokers, municipal bond underwriting, consulting services, and research services.

The Company primarily acts as an introducing broker and dealer of securities with customers in various parts of the United States however most customers are located in the upper Midwest area. It clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customers' accounts and maintains the related records.

Financial instruments with off-balance sheet risk:

Off-balance-sheet credit and market risk:

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company records customer transactions on a trade date basis, which is generally three business days before the settlement date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions is not expected to have a material effect upon the Company's Statement of Financial Condition.

Note 1. Nature of Business, Financial Instruments With Off-Balance Sheet Risk, and Significant Accounting Policies (Continued)

Financial instruments with off-balance sheet risk (continued):

Off-balance-sheet credit and market risk (continued):

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

Concentrations of credit risk:

As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and options transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

Fair value considerations:

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Investment securities are valued using quoted market or dealer prices. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

Significant accounting policies:

Cash and cash equivalents:

For purposes of reporting the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, as cash and cash equivalents on the accompanying statements of financial condition.

The Company maintains cash in bank accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 1. Nature of Business, Financial Instruments With Off-Balance Sheet Risk, and Significant Accounting Policies (Continued)

Significant accounting policies (continued):

Receivables and credit policies:

Accounts receivable for fees, reimbursable expenses, and other services are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Past due accounts receivables with invoice dates over 30 days are not charged interest.

Commissions receivable on trades executed by the clearing firm are accrued on a settlement date basis. The commission receivable does accrue interest and is paid to the Company approximately one week after month end.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2003, management considers all amounts collectible.

Investment banking:

Underwriting revenues and fees from advisory assignments are recorded when the underlying transaction is completed under the terms of the engagement. Expenses related to securities offerings in which the Company acts as principal or agent are deferred until the related revenue is recognized. Expense reimbursements related to advisory activities are recorded as a reduction of related expenses.

Security transactions:

Commission income and related expenses for security transactions are recognized on the settlement date basis. There would be no material effect on the financial statements if trade execution date instead of settlement date were used.

Firm trading securities held for resale including securities owned, and securities sold and not yet purchased, are valued at market and unrealized gains and losses are reflected in revenues from principal transactions.

Note 1. Nature of Business, Financial Instruments With Off-Balance Sheet Risk, and Significant Accounting Policies (Continued)

Significant accounting policies (continued):

Property and equipment:

Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, any gain or loss is reflected in the results of operations.

Depreciation and amortization:

Depreciation of property and equipment is computed under straight-line methods over estimated useful lives as follows:

	Years
Computer equipment	5
Office furniture and fixtures	7

Depreciation expense was $65,000 and $19,000 for the years ended December 31, 2003 and 2002, respectively.

Impairment of long-lived assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets

Income taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

Note 1. Nature of Business, Financial Instruments With Off-Balance Sheet Risk, and Significant Accounting Policies (Continued)

Significant accounting policies (continued):

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2. Receivable from Clearing Organization

The receivable from the clearing organization consists of the following:

	2003	2002
Clearing deposits	**$ 250,534**	$ 100,156
Commissions receivable and proceeds from the sale of securities	**1,128,724**	914,439
Accrued interest receivable	**16,099**	38,709
Total	**$1,395,357**	$1,053,304

Note 3. Securities Available for Sale and Securities Sold, Not Yet Purchased

The following is a summary of the market value of major categories of securities owned and securities sold, not yet purchased as of December 31, 2003 and 2002:

December 31, 2003	Securities Available for Sale	Securities Sold, Not Yet Purchased
Corporate equity securities	$ 160,460	$ 0
Municipal bonds	2,796,279	145,220
Corporate debt securities	631,981	34,912
Total	**$ 3,588,720**	**$ 180,132**

December 31, 2002	Securities Available for Sale	Securities Sold, Not Yet Purchased
Corporate equity securities	$ 55,500	$ 16,599
Municipal bonds	1,352,917	20,709
Corporate debt securities	325,546	46,224
Total	**$ 1,733,963**	**$ 83,532**

Note 4. Property and Equipment

The following is a summary of property and equipment:

	2003	2002
Office and computer equipment	**$ 368,640**	$ 220,187
Furniture and fixtures	**4,543**	4,543
Leasehold improvements	**1,615**	1,615
	374,798	226,345
Less accumulation depreciation	**77,555**	12,972
Total property and equipment	**$ 297,243**	$ 213,373

Note 5. Stockholders' Equity

During 2003, the Company issued 160,000 shares of Class A common stock to employees for $400,000.

During the period September 15, 2002 through December 31, 2002, the Company issued 1,692,000 shares of Class A common stock to employees for $3,545,000. The Company also purchased and retired 26,000 shares of common stock for $99,785.

In addition to the issuance of Class A shares, the Company issued 200,000 shares of Class B common stock to an outside investor for $500,000. The investor has the option and right to require the Company to purchase these shares on September 25, 2007 for the greater of either the book value of these shares, or $625,000.

Company stock outstanding is subject to certain restrictions that provide the Company and the other stockholders with the right to purchase stock from any stockholder who desires to sell shares or terminates employment with the Company. The purchase price of these shares is determined utilizing the book value per share of the outstanding stock.

Note 6. Income Tax Expense

The components of the provision for federal and state income taxes are as follows:

	2003	2002
Current:		
Federal	**$ 473,200**	$ 2,300
State	**167,000**	2,700
Deferred:		
Federal	**0**	0
State	**0**	0
Provision for federal and state income taxes	**$ 640,200**	$ 5,000

Note 7. Commitments

The Company conducts its operations in leased facilities. The lease agreement provides for monthly rental payments ranging between $16,000 and $17,600, plus a proportionate share of the building's operating expenses, and expires March 2007. Rent expensed under this arrangement was $40,000 for the three months ended December 31, 2002 and $406,000 for the year ended December 31, 2003.

The Company is obligated under operating leases for office and computer equipment. The leases have varying terms expiring through September 2006. Aggregate payments under these leases amount to $10,600 per month. Rent expensed under this arrangement was $9,000 for the three months ended December 31, 2002 and $66,000 for the year ended December 31, 2003.

Future minimum lease payments which must be made under noncancellable lease agreements are:

Year		Amount
2004	$	405,000
2005		344,000
2006		131,000
2007		19,000
Total minimum lease payments	**$**	**899,000**

Note 8. Contingencies

A Statement of Claim has been filed with the National Association of Securities Dealer's, Inc. ("NASD") against Northland by Miller Johnson Steichen Kinnard, Inc. ("MJSK"). Several former employees of MJSK resigned and formed Northland Securities, Inc. MJSK alleges that Northland violated its obligation under NASD conduct rules, aided and abetted breaches of fiduciary duty by former MJSK employees, interfered with MJSK's contracts with its employees, interfered with MJSK's contractual and prospective economic relationships with customers, converted property of MJSK to its own use, and engaged in unfair competition. The Company has filed an Answer and Counterclaim and Third Party Claim.

This matter is in arbitration currently pending before NASD, and the discovery phase has commenced. The Company believes the claims are without merit and intends to defend against the claims brought by MJSK and to vigorously pursue its counterclaims. The Company is not able to predict the outcome of this claim nor can the Company reasonably estimate a range of the possible loss given the current status of arbitration.

Note 9. Customer Transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $3,625,892 and $250,000, respectively. The Company's net capital ratio was .56 to 1.

Note 11. Employee Benefit Plan

The Company has a contributory 401(k) plan (the Plan) that covers substantially all employees. Employees are eligible to participate in the Plan at the beginning of the month following their hire. The Plan does not provide a matching contribution from the employer for plan participant deferrals.

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders

NORTHLAND SECURITIES, INC. AND SUBSIDIARY

In planning and performing our audit of the consolidated financial statements of Northland Securities, Inc. and subsidiary for the year ended December 31, 2003, we considered the Company's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Northland Securities, Inc. that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures on the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3 that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 19, 2004